SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2*
NORDSON CORPORATION
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
655663 10 2
(CUSIP Number)
June 19, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d — 1(b)
☑ Rule 13d — 1(c)
☐ Rule 13d — 1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	655663 10 2	13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS Jane B. Nord

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,701,620

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		308,582

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,701,620

WITH	8	SHARED DISPOSITIVE POWER

		308,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,010,202

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.9%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No. 655663 10 2	13G	Page 3 of 5 pages
SCHEDULE 13G

Item 1(a).	Name of Issuer: Nordson Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
28601 Clemens Road
Westlake, Ohio 44145

Item 2(a).	Name of Person Filing: Jane B. Nord

Item 2(b).	Address of Principal Business Office or, if none, Residence:
P.O. Box 457
Oberlin, Ohio 44074

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, without par value

Item 2(e).	CUSIP Number: 655663 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 655663 10 2	13G	Page 4 of 5 pages
Item 4.	Ownership:
(a)	Amount beneficially owned: 3,010,202

(b)	Percent of class: 8.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 2,701,620

(ii)	Shared power to vote or to direct the vote: 308,582

(iii)	Sole power to dispose or to direct the disposition of: 2,701,620

(iv)	Shared power to dispose or to direct the disposition of: 308,582
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Jane B. Nord and her children jointly hold 308,582 of the Common Shares covered by this Schedule as trustees of the Eric and Jane Nord Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 655663 10 2	13G	Page 5 of 5 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2008
Date

/s/ Jane B. Nord
Signature

Jane B. Nord
Name and Title

5